INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 9, 2024

Ms. Deborah O’Neal

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant” or “Trust”) (File Nos. 333-191476 and 811-22894) on behalf of the AXS Market Neutral Fund

Dear Ms. O’Neal:

This letter summarizes the comments provided to me by telephone on December 5, 2024, regarding Post-Effective Amendment No. 425 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed on October 17, 2024, with respect to the AXS Market Neutral Fund (the “Fund”), a series of the Trust. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please provide the Fund’s completed fees and expenses table and expense example for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

	Investor Class Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)	1.00%	1.00%
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.40%	1.40%
Distribution (Rule 12b-1) fees	0.25%	None
Other expenses	1.06%	1.06%
Acquired fund fees and expenses[2]	0.89%	0.89%
Total annual fund operating expenses	3.60%	3.35%
Fee Waivers and Expense Reimbursement[3]	(1.01)%	(1.01)%
Total annual fund operating expenses after fee waivers and expense reimbursement [3]	2.59%	2.34%

1	Annual Fund Operating Expenses have been restated to reflect current fees, as of December 16, 2024.

2	Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.
3	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.70% and 1.45% of the average daily net assets of the Investor Class shares and Class I shares of the Fund, respectively. This agreement is in effect until January 31, 2026, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years from the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$262	$1,010	$1,779	$3,797
Class I Shares	$237	$936	$1,659	$3,572

2.	Footnote 2 to the fees and expenses table provides that the Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment.

Response: The Registrant confirms that the recapture of any fees waived or payments made will be made within three years of the date of the waiver or payment.

Principal Risks

3.	Please consider revising the Fund’s risk disclosure to discuss any heightened risks applicable to the Fund as a result of the ongoing conflict in the Middle East.

Response: The Registrant has revised “Recent Market Events” to discuss the ongoing conflict in the Middle East as follows:

Recent market events. Periods of market volatility may occur in response to market events, public health emergencies, natural disasters or climate events, and other economic, political, and global macro factors. For example, in recent years the large expansion of government deficits and debt as a result of government actions to mitigate the effects of the COVID-19 pandemic and inflation have resulted in extreme volatility in the global economy and in global financial markets. In addition, military conflicts and wars, such as Russia’s invasion of Ukraine and the war among Israel, Hamas and other militant groups in the Middle East, have increased tensions in Europe and the Middle East and have caused and could continue to cause market disruptions in the regions and globally. These and other similar events could be prolonged and could adversely affect the value and liquidity of the Fund’s investments, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

4.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Fund’s Item 9 disclosure.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary